July 16, 2009

VIA EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Banks.com, Inc. (the “Company”) Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 1, 2009 File No. 001-33074

Dear Mr. Gilmore:

        The following are the Company’s responses to the Staff’s letter of July 7, 2009 containing the Staff’s comments regarding Form 10-K/A filed April 1, 2009. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

1.	As previously requested, in connection with responding to our comments, the company, rather than outside counsel, should provide a written statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

        The Company provided the requested written statement to the Staff in its letter dated June 29, 2009

Mr. Patrick Gilmore
July 16, 2009

Item 9A(T). Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, Page 34

2.	We note from your response to prior comment number 1 that management was unable to conclude that internal controls were adequate. In your amended 10-K, please revise your disclosure, if true, to provide a definitive conclusion stating that your internal control over financial reporting was not effective as of December 31, 2008, as well as a discussion of the specific material weakness(es) identified. Further, you should also revise the risk factor on page 20 to clarify, if true, that your internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

Response:

        The Company acknowledges the Staff’s comment and will provide such information in its amended Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

3.	Please tell us if your contract with InfoSpace contains any minimum purchase requirements, an exclusivity aspect, or guarantees a stream of revenue over the term of the contract. As part of your response, please further expand upon your assertion as noted in your response to prior comment number 3 that there are numerous providers of paid search results similar to InfoSpace. In this regard, we note your statement on page 11 that your “agreements with InfoSpace run through December 31, 2010, but we cannot assure you that, should we fail to renew these agreements or should the contracts be terminated in advance of that date, we will be able to replace the sponsored listings they provide us.”

Response:

        The Company’s contract with InfoSpace does not contain any minimum purchase requirements or guaranteed revenues. The Company’s agreement with InfoSpace provides that InfoSpace shall be the exclusive provider of third party search results on the Company’s websites during the term of such agreement. However, in addition to contracting directly with Google and Yahoo for their paid search results, the Company has identified approximately 15 alternative secondary sources for obtaining Google and/or Yahoo paid search results.

        The Company believes that the predominant providers of paid advertising search results on the Internet are Google and Yahoo. Accordingly, the Company believes that the success of its business currently depends on access to such paid advertising search results and that there is not a comparable substitute for a direct relationship with Google and/or Yahoo. While less favorable than a direct relationship with Google and/or Yahoo, the Company has access to Google and Yahoo paid search results by contracting with a secondary source, such as InfoSpace.

Mr. Patrick Gilmore
July 16, 2009

        Because there are uncertainties associated with negotiating agreements for paid advertising search results, the Company can not provide any assurances as to whether its business will experience any material disruption if the Company is required to replace its agreement with InfoSpace. In addition, the Company can not provide any assurance that it can timely replace both the Google and Yahoo search results that it obtains from InfoSpace. Accordingly, the Company proposes to revise its risk factor described in the comment above to read as follows: “agreements with InfoSpace run through December 31, 2010, but we cannot assure you that, should we fail to renew these agreements or should the contracts be terminated in advance of that date, we will be able to timely replace the sponsored listings they provide us from Google, Yahoo and Ask.com, in which case our business and financial results may be harmed.”

        Please do not hesitate to contact the undersigned at (415) 962-9799 or the Company’s counsel, Carrie Long of Foley & Lardner LLP at (813) 225-4177, if you have any questions or comments regarding the foregoing responses. We appreciate your assistance in enhancing our overall disclosure in our filings.

Sincerely, Banks.com, Inc. /s/ Daniel O'Donnell Daniel M. O'Donnell Chief Executive Officer and President